GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 20, 2007, at 1:00 p.m. Central Time for Graco Inc.'s Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1. Election of three directors to serve for three year terms.

2. Ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year 2007.

3. Approval of the Executive Officer Annual Incentive Bonus Plan.

4. Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 19, 2007 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Mark, sign, date and return the enclosed Proxy Card;

2. Call the toll-free telephone number shown on your Proxy Card; or

3. Visit the website shown on your Proxy Card to vote via the internet.

Have your Proxy Card in front of you when voting by telephone or via the internet; it contains important information which is required to access the system. If you do not vote by telephone, internet, returning your Proxy Card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

David A. Roberts
Chairman, President and
Chief Executive Officer

Karen Park Gallivan
Secretary

March 6, 2007
Minneapolis, Minnesota

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT

We urge you to call our transfer agent any time toll-free at **1-800-560-1965 or visit the website at www.eproxy.com/ggg** and vote your shares. Have your Proxy Card in front of you when you make your call or access the website as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of the telephone or internet voting, please mark, date and sign the Proxy Card and return it in the accompanying envelope as soon as possible. If you attend the meeting, you may still revoke your proxy and vote in person if you wish.

The 2006 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available on our website at www.graco.com. A copy can be obtained free of charge by calling (612) 623-6659, requesting a copy from our web site or writing:


Treasurer
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441




GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

**PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 20, 2007**

Your proxy, represented by the accompanying Proxy Card, is solicited by the Board of Directors of Graco Inc. in connection with our Annual Meeting of Shareholders of the Company to be held on April 20, 2007 and any adjournments of that meeting.

The costs of the solicitation, including the cost of preparing and mailing the Notice of Meeting and this Proxy Statement, will be paid by the Company. Solicitation will be primarily by mailing this Proxy Statement to all shareholders entitled to vote at the Meeting. Proxies may be solicited by officers of the Company personally, but at no compensation in addition to their regular compensation as officers. We may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Proxy Statement and accompanying Proxy Card will be mailed to shareholders on or about March 9, 2007.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to the Secretary of the Company. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Except for the election of directors, which are elected by a plurality of the votes cast, each matter requires the approval of the greater of a majority of the shares present at the Meeting and entitled to vote and a majority of the voting power of the minimum number of shares necessary to constitute a quorum.

Only shareholders of record as of the close of business on February 19, 2007 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 66,647,827 common shares of our Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

PROPOSAL 1

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of the Company is set at a maximum of twelve; there are currently ten directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three-year terms. Board policy states that no director may continue to serve on the Board after the last day of the month of his or her seventy-second (72nd) birthday. At the Meeting, three persons are nominated to be elected to the Company's Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated J. Kevin Gilligan, Mark H. Rauenhorst, and William G. Van Dyke, for three-year terms expiring in the year 2010. These individuals, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of our Company.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a plurality of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 19, 2007, with respect to nominees for election and the seven directors whose terms of office will continue after the Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this meeting to terms expiring in 2010:

J. Kevin Gilligan
> Mr. Gilligan, 52, is the President and Chief Executive Officer of United Subcontractors, Inc., a national construction services company. He assumed this position in October 2004. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 until January 2004. Mr. Gilligan has been a director of Graco since February 2001 and is a director of ADC Telecommunications, Inc.

Mark H. Rauenhorst
> Mr. Rauenhorst, 53, is the President and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities, positions he assumed in 1999 and 2000, respectively. Beginning in 1996, he was President and Chief Executive Officer of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September 2000 and is a director of Opus Corporation and ConAgra Foods, Inc.

William G. Van Dyke
> Mr. Van Dyke, 61, was Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products from August 2004 until his retirement in August 2005. He was Chief Executive Officer and President of Donaldson Company, Inc. from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since May 1995. Mr. Van Dyke is also a director of Polaris Industries, Inc. and Alliant Techsystems, Inc.

Directors whose terms continue until 2008:

Lee R. Mitau
> Mr. Mitau, 58, is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. He assumed this position in 1995. Mr. Mitau has been a director of Graco since May 1990. He served as Chairman of the Board of the Company from May 7, 2002 until April 21, 2006. He currently is Chairman of the Board of H.B. Fuller Company.

Marti Morfitt

Ms. Morfitt, 49, is President and Chief Executive Officer of CNS, Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. She assumed this position in 2001. From 1998 to 2001, she was Chief Operating Officer of CNS, Inc. Ms. Morfitt will be leaving her position at CNS, Inc. effective March 31, 2007 as a result of the acquisition of CNS, Inc. by GlaxoSmithKline plc in December 2006. Ms. Morfitt has been a director of Graco since October 1995 and is a director of CNS, Inc.

David A. Roberts

David A. Roberts, 59, is Chairman, President and Chief Executive Officer of the Company. Mr. Roberts joined the Company in June 2001, as President and Chief Executive Officer. He was appointed Chairman as of April 21, 2006. Prior to joining Graco, he was Group Vice President of Marmon Group from 1996 to June 2001. Mr. Roberts has been a director of Graco since June 2001 and is a director of Franklin Electric Co., Inc. and Arctic Cat Inc.

Directors whose terms continue until 2009:

Robert G. Bohn

Mr. Bohn, 53, is Chairman, President and Chief Executive Officer of Oshkosh Truck Corporation, Oshkosh, Wisconsin, a designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency apparatus and military trucks. He assumed this position in January 2000. Mr. Bohn has been a director of Graco since June 1999, and is a director of Oshkosh Truck Corporation.

William J. Carroll

Mr. Carroll, 62, is a principal of Highland Jebco L.L.C., which provides advisory and consulting services to the automotive parts industry. He assumed this position in May 2006. He was the Director of Economic and Community Development for the city of Toledo, Ohio, a position he held from September 2004 until January 2006. From September 2003 to March 2004, Mr. Carroll was the President and Chief Operating Officer of Dana Corporation. Dana Corporation is engaged in the engineering, manufacturing and distribution of components and systems for vehicular and industrial manufacturers worldwide. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems Group of Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

Jack W. Eugster

Mr. Eugster, 61, was the Chairman, President and Chief Executive Officer of Musicland Stores, Inc., a retail music and home video company, from 1980 until his retirement in January 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Company, Inc., and Black Hills Corporation.

R. William Van Sant

Mr. Van Sant, 68, is the President and Chief Executive Officer of Paladin, a Dover Corporation company, which manufactures attachments for construction equipment. He assumed this position in August 2006. From 2003 until August 2006, Mr. Van Sant was Chairman of Paladin L.L.C, and from 2003 until November 2005, Mr. Van Sant was Chairman and Chief Executive Officer of Paladin. He has also been an Operating Partner with Norwest Equity Partners, a leading private equity firm, since 2001. He was Chairman and Chief Executive Officer of Nortrax, Inc., a national John Deere distributor of construction equipment from 1999 to 2001. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H.B. Fuller Company.

The Board of Directors, upon recommendation of the Governance Committee, recommends that shareholders vote FOR all nominees for election at the Meeting to terms expiring in 2010.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that Mr. Bohn, Mr. Carroll, Mr. Eugster, Mr. Gilligan, Mr. Mitau, Ms. Morfitt, Mr. Rauenhorst, Mr. Van Dyke and Mr. Van Sant are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. Roberts, the Company's Chairman, President and Chief Executive Officer. In making its determination regarding the independence of the directors, the Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between our Company and any independent director, including any business entity with which any independent director is affiliated.

In making its determination, the Board of Directors reviewed information provided by each of the directors and information gathered by the Company, and determined that none of the directors, other than Mr. Mitau, Mr. Rauenhorst and Mr. Van Dyke have any relationship with the Company, other than as a director and/or shareholder. The Board specifically considered that Mr. Mitau serves as Executive Vice President and General Counsel of U.S. Bancorp, to which our Company paid approximately $190,000 in 2006 for interest expense, trustee fees and banking services such as cash management, payroll accounts, credit card processing, wire transfers and letters of credit. The Board specifically considered that Mr. Rauenhorst serves as Chief Executive Officer of Opus Corporation and Chairman of Opus Northwest LLC, a wholly owned subsidiary of Opus Corporation, to which the Company paid approximately $1,230,000 in 2006 for the construction of an addition to the Company's Sioux Falls manufacturing facility. Finally, the Board specifically considered that Mr. Van Dyke serves on the executive committee of the Board of Overseers, Carlson School of Management, University of Minnesota ("Carlson"), to which our Company's charitable foundation made a donation of $100,000 in 2006 for undergraduate scholarships, and also serves as director of Urban Ventures Leadership Foundation ("Urban Ventures"), to which our Company's charitable foundation made a donation of $50,000 in 2006 for the construction of a youth leadership facility. The Board determined that neither the nature of the relationship between Opus Corporation, U.S. Bancorp, Carlson or Urban Ventures, on the one hand, and our Company, on the other hand, nor the amount of payments, was material to any one of the entities. Moreover, our Company concluded that Messrs. Mitau, Rauenhorst and Van Dyke do not have material interests in the foregoing transactions because they were not directly involved in the transactions, they do not derive any special benefits related to the transactions, and the transactions with each of Opus Corporation and U.S. Bancorp were the result of a competitive bidding process.

BOARD AND COMMITTEE SERVICE

On December 9, 2005, the Board reviewed Mr. Eugster's service on the board of directors of three other public companies and his service on the audit committees of three other public companies and determined that such service did not impair his ability to effectively serve on any one or all of the Board, Audit Committee or Management Organization and Compensation Committee of our Company. Effective February 13, 2007, Mr. Eugster no longer serves on the board of directors of Golf Galaxy, Inc. As a result, he now serves on the board of directors and audit committees of two other public companies.

MEETINGS OF THE BOARD OF DIRECTORS

During 2006, the Board of Directors met seven times. Attendance of the Company's directors at all Board and Committee meetings averaged 90.7 percent. During 2006, every current director attended at least seventy-five percent (75%) of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. Our Corporate Governance Guidelines require each director to make all reasonable efforts to attend the Company's Annual Meeting of Shareholders. In 2006, all of the directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, Chair of the Governance Committee of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee, and a Management Organization and Compensation Committee. Membership as of February 19, 2007, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
R. William Van Sant, Chair	Lee R. Mitau, Chair	Marti Morfitt, Chair
William J. Carroll	Robert G. Bohn	Robert G. Bohn
Jack W. Eugster	William J. Carroll	Jack W. Eugster
J. Kevin Gilligan	Marti Morfitt	J. Kevin Gilligan
Mark H. Rauenhorst	William G. Van Dyke	Lee R. Mitau
William G. Van Dyke	R. William Van Sant	Mark H. Rauenhorst

Audit Committee (8 meetings in fiscal 2006)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934. All of the Audit Committee members are, in the judgment of the Board, financially literate. The Board has determined that Mr. Van Dyke and Mr. Van Sant are audit committee financial experts.

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, our compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. The Audit Committee Charter was most recently approved by the Board on September 23, 2005.

Governance Committee (3 meetings in fiscal 2006)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;

- Periodically evaluates the Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and

- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, committee charters, committee chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2006.

Management Organization and Compensation Committee (3 meetings in fiscal 2006)

The Management Organization and Compensation Committee has the following functions:

- Develops the Company's philosophy and structure for executive compensation;

- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;

- Reviews and discusses with management, and recommends to the Board the inclusion of, the Compensation Discussion and Analysis in the Company's annual proxy statement;

- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding performance on an annual basis;

- Administers the Company's stock option and other stock-based compensation plans; and

- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board who served on the Management Organization and Compensation Committee during 2006 was ever an officer or employee of the Company or any of its subsidiaries.

NOMINATING PROCESS

The Governance Committee acts as the nominating committee for the Board of Directors, having the responsibility for identifying director candidates and recommending nominees to the Board. Shareholders may nominate candidates for election to the Board. Recommendations should be made in writing and addressed to the Governance Committee, in care of the Secretary of the Company, at the Company's corporate headquarters. Our by-laws provide that timely notice must be received by the Secretary not less than ninety (90) days prior to the anniversary of the date of our Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in the Company's stock register; (iii) the number of shares of capital stock of the Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of the Company, if elected.

The Governance Committee will recommend for nomination as directors individuals who, in the judgment of the Committee, will be able to make a significant contribution to the governance of the Company by virtue of their experience, background, current position with other organizations and/or expertise in a particular business discipline. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of our Company, and the disciplines represented by incumbent directors. The Board will endeavor at all times to have at least one director, who shall serve on the Audit Committee, who shall be independent and qualify as an audit committee financial expert as defined in the applicable rules of the Securities and Exchange Commission.

The Governance Committee identifies nominees for director in a number of ways, including recommendations from Committee members or other directors, research to identify candidates, and nominees recommended by shareholders. If appropriate, a recruiting firm may be used. At its meetings, the Committee discusses the number of new directors that may be needed and any particular expertise that may be desirable at the time. The Committee then discusses and evaluates each nominee, taking into account the nominee's experience, background, current occupation, and particular expertise, assessing the nominee's ability to make a significant contribution to the governance of the Company, expertise in a desired area, probable willingness to serve, ability to make the significant time commitment necessary to be a director of the Company, and other relevant factors. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

Once elected, all directors are subject to the standards in our Corporate Governance Guidelines which include, among others, the requirement to resign at age seventy-two (72), unless the Board waives such requirement, and the requirement to tender the director's resignation if his or her employment status significantly changes.

COMMUNICATIONS WITH THE BOARD

The Board of Directors welcomes the submission of any comments or concerns from shareholders or other interested parties. These communications will go directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board. If you wish to submit any comments or express any concerns to the Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Karen Park Gallivan, Vice President, General Counsel and Secretary
  P.O. Box 1441
  Minneapolis, Minnesota 55440-1441

- Email the Board at boardofdirectors@graco.com

CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation Committees, as well as the Company's Corporate Governance Guidelines and Conduct of Business Guidelines (code of ethics), are available on the Company's website at www.graco.com and may be found by selecting the "Investor Relations" section and then clicking on "Corporate Governance". Written copies may be obtained by any shareholder by submitting a written request to: Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440-1441, Attention: Corporate Secretary; or by email to boardofdirectors@graco.com.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of our Company for the fiscal year ended December 29, 2006 ("the financial statements") with both the Company's management and its independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by PCAOB Interim Auditing Standard AU Section 380, *Communication with Audit Committees*. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has also received written material addressing Deloitte's internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.


The Members of the Audit Committee
Mr. R. William Van Sant, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Mark H. Rauenhorst
Mr. William G. Van Dyke


Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from our Company's independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte"), and fees paid to Deloitte for services in the other fee categories during the fiscal years ended December 29, 2006 and December 30, 2005. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence. The Audit Committee pre-approved 100% of the services described below.

	Fiscal Year Ended 12/29/06	Fiscal Year Ended 12/30/05
Audit Fees[1]	$855,000	$843,000
Audit Related Fees[2]	18,000	7,000
Tax Fees[3]	87,000	68,000
Total	$960,000	$918,000

[1]   Includes fees for the review of purchase accounting of $15,000 and $30,000 in 2006 and 2005, respectively. Also includes fees of $5,000 and $15,000 for consents in 2006 and 2005, respectively.

[2]   Includes $11,000 for due diligence and $7,000 for accounting services in 2006. Includes fees for employee benefit plan audits and accounting services of $5,000 and $2,000 in 2005.

[3]   Includes fees for tax compliance services of $48,000 and $54,000, and tax advice of $35,000 and $14,000, in 2006 and 2005, respectively.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Management Organization and Compensation Committee (for purposes of this Executive Compensation section, the "Committee") is responsible for establishing our executive compensation philosophy. The Committee believes that our total compensation program should:

- Globally source, attract and retain highly qualified executives
- Motivate executives to improve the Company's financial position and increase shareholder value
- Provide total compensation that is competitive with other manufacturing companies of comparable sales volume and financial performance and that may adjust above or below the market median as a result of the Company's financial performance
- Align pay to balance the Company's short- and long-term objectives
- Maintain a strong link between pay and performance by placing a substantial portion of the total pay at risk
- Promote collaboration and teamwork across our organization
- Provide a total compensation pay mix that includes both fixed and variable, cash and non-cash, and short-term and long-term components

The Committee applies these philosophies in selecting compensation elements. Additionally, the Committee reviews competitive market and trend data, peer company performance and market data, internal equity among executive officers, individual and company performance, and cost when determining levels of compensation.

Executive Officer Compensation Processes

The Committee uses the following resources, processes and procedures to help it effectively perform its responsibilities:

- Executive sessions without management present to discuss various compensation matters, including the compensation of our Chairman, President and Chief Executive Officer ("CEO")
- An independent executive compensation consultant who advises the Committee from time to time on compensation matters
- An annual review of all executive compensation and benefit programs for competitiveness, reasonableness and cost-effectiveness
- Program design and competitive market data are benchmarked for each component of total compensation using an industry peer group and a larger group of similarly sized manufacturing companies

Executive Compensation Consultant

The Committee has the authority under its Charter to engage the services of outside consultants, to determine the scope of the consultants' services and to terminate such consultants' engagement. In 2006, the Committee engaged Hewitt Associates ("Hewitt") as its independent outside executive compensation consultant to advise the Committee on certain matters related to executive compensation including:

- A competitive compensation review of the CEO and other executive officer positions
- Executive compensation trend data
- Observations on the design of the Company's short- and long-term incentive programs
- A competitive analysis of executive defined benefit pension and restoration plan designs
- A manufacturing peer group financial performance review and a named executive officer compensation market analysis of the twenty peer companies

Hewitt has not been retained by management of the Company, and, in 2006, received no other compensation from the Company for executive compensation services.

Role of Management in Executive Compensation Decisions

Our management is involved in the following executive compensation processes:

- The Chief Administrative Officer ("CAO") and Compensation Manager develop or oversee the creation of written background and supporting materials for distribution to the Committee prior to its meetings
- In those years when the Committee does not retain an executive compensation consultant, certain compensation professionals employed by the Company, including the CAO and the Compensation Manager, (together the "Compensation Group") together conduct an executive compensation competitive market analysis using independent survey data
- The CEO, CAO, Vice President, General Counsel and Secretary, and Compensation Manager all attend the Committee's meetings but leave during the non-employee director executive sessions
- The CEO, CAO, and Compensation Manager review executive officer compensation competitive analyses (excluding the CEO) and annually present and make recommendations to the Committee relating to bonus and long-term incentive plan designs and changes, if warranted. The CEO annually recommends to the Committee base salary adjustments and long-term incentive awards in the form of stock-based grants for all executive officers, excluding the CEO
- Immediately following the Committee's executive sessions, the Chair of the Committee provides the CAO with a summary of the executive session decisions, actions and underlying rationale for implementation as appropriate

Benchmarking

The Committee annually reviews benchmarking data consisting of total compensation and each of its three elements: base salary, annual incentives, and long-term incentives. The Committee targets base salaries to be at the median of manufacturers with similar sales volume. Levels of short- and long-term incentive compensation may be adjusted above or below median commensurate with our financial performance compared to the peer group. In determining 2006 executive compensation, the Committee used surveys published by Towers Perrin and Hewitt to benchmark the competitiveness of each element of total compensation for the Company's named executive officers. For 2007, the Committee only used Hewitt survey data because, unlike the Towers Perrin standard data, it was limited to manufacturing companies.

Survey benchmark positions were selected by the Committee to determine salary range midpoints based on market medians. The named executive officer benchmark positions include those of chief executive officer, chief financial officer, top manufacturing executive, and business unit executive. Additionally, the data gathered from the survey reflected manufacturing companies with similar levels of revenue. The median market data for the business unit and top manufacturing executive positions were averaged to create one midpoint for all of the incumbents in these positions. This method was established to provide better internal equity and flexibility in assigning business unit and manufacturing executives to other positions.

Additionally, a peer group comparison of named executive officer positions is conducted every other year by our executive compensation consultant to validate the Hewitt survey data and analysis. The peer companies selected are based on industry, size, and location. Approximately twenty companies comprise the peer group. In 2006, the companies included Actuant Corporation, A.O. Smith Corporation, Arctic Cat Inc., Briggs & Stratton Corporation, CICOR International Inc., Donaldson Company, Inc., Flowserve Corporation, Franklin Electric Co., Inc., Gardner Denver Inc., IDEX Corporation, MTS Systems Corporation, Nordson Corporation, Pentair Inc., Regal-Beloit Corporation, Robbins & Myers Inc., Roper Industries Inc., Tecumseh Products Company, Tennant Company, The Toro Company, and Watts Water Technologies Inc. In comparing financial performance, the Committee evaluates three-year sales growth, three-year earnings per share growth, operating margin, three-year total shareholder return, and market capitalization. Hewitt's 2006 Executive Compensation Summary Report showed that Graco's financial results exceeded the median financial performance of the twenty companies comprising our peer group.

Components of the Executive Compensation Programs

The primary elements of the Company's executive compensation programs are:

- Base salary
- Annual cash incentive
- Stock-based awards
- Benefits and perquisites
- Severance and change-in-control

Each year when the Committee reviews competitive market data for each of the benchmark executive positions, it looks at total compensation in addition to each of its three elements, which include base pay, annual cash incentive, and long-term incentives. After analysis of this data and discussion among the Committee members, the Committee determines the dollar allocation among each of the three elements. Although the Committee has not established specific ratios for each of the compensation elements, it strives to maintain a reasonable and competitive balance between the fixed and variable components.

Base Salary

The Committee provides base salaries to executives to attract and retain talent, provide competitive compensation for the performance of the executives' basic job duties, and recognize individual contributions to the Company's financial performance. Base salaries may be adjusted at the discretion of the Committee. The Committee generally targets base salary levels at the median of market data collected through our benchmarking process. Adjusting base salaries to achieve or approach median is consistent with the Committee's philosophy.

In December of each year, the CEO provides the Committee with an evaluation of each executive officer's performance, other than his own, covering the prior twelve months and his recommendation for base salary adjustments. The base salary adjustments are based on several considerations, which may include individual performance, salary comparison to market data, market projection for executive base salary adjustments, experience, internal pay relationships, potential assignments, and retention considerations. The Committee reviews the competitive market data and base salary adjustments recommended by the CEO. All executive officer base salaries for the next calendar year are approved by the Committee at its December meeting, and become effective January 1. In addition, an executive session is held at the Committee's December meeting to determine the base salary adjustment for the CEO. Management does not provide a CEO base adjustment recommendation to the Committee.

During this session the Committee reviews the CEO's performance over the past year. It considers the CEO's expertise, market knowledge, decision-making, other leadership capabilities, and Board contributions. Additionally, the Committee evaluates the CEO's performance against annual objectives established at the beginning of the year. The Committee also reviews the CEO's base salary in comparison to competitive market data of manufacturing companies with similar sales volume. Following discussion, the Committee approves the CEO's base salary for the next calendar year, which becomes effective January 1.

On January 1, 2006, Mr. Roberts, Chairman, President and CEO, received a 10% increase in base salary, bringing his base salary to $617,100. He received a 10% increase because his 2005 base salary fell below the median of the competitive market data, he successfully completed several strategic initiatives, and the Company achieved a strong financial performance in 2005. The other named executive officers received an increase ranging from 2% to 6%. The adjustments were based on their positions as compared with the competitive market data, individual performance, and internal equity considerations among the executives. Except for Mr. Roberts, the increases that these executives received were in line with the market projection for executive base salary adjustments.

In December 2006, the Committee increased Mr. Roberts' base salary to $654,100 effective January 1, 2007. He received a 6% increase because the Company's financial performance in 2006 was strong and his base salary fell below the competitive market median data. The other named executive officers received an increase ranging from 4% to 6%. These base increases approved for the foregoing named executive officers became effective January 1, 2007 and were based on their positions compared to competitive market data, individual performance, and internal equity considerations among our executives. The increases that these executives received were in line with the market projection for executive base salary adjustments.

Annual Cash Incentive

At the beginning of each year the Committee establishes an annual incentive opportunity for the CEO and the other executive officers. A separate bonus plan (the "Executive Officer Annual Incentive Bonus Plan") has been created for the CEO to qualify his annual cash incentive as performance-based to ensure 162(m) deductibility under the Internal Revenue Code. A separate annual incentive plan (the "Executive Officer Bonus Plan") applies to the other executive officers. The Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, together, are referred to as the "Annual Incentive Plans". The Annual Incentive Plans are designed to motivate our executives to increase the Company's sales and earnings by offering an incentive that rewards year-over-year sales and earnings growth. Potential payout under the Annual Incentive Plans is expressed as a percent of base salary. The Committee reviews market data for the annual incentive element before determining the relationship between performance targets and the bonus payout range. If minimum performance levels are not achieved, there is no payout. A specific financial performance threshold must be attained in order to earn an incentive. The annual incentives, to the extent earned, are paid in cash in March following the calendar year end and are based upon the Committee's determination of actual performance against the pre-established targets.

At its Committee meeting in February 2006, the Committee approved the participation of the CEO and other executive officers in their respective Annual Incentive Plans for 2006. The maximum payout levels for 2006 were 150% of base salary for the CEO and 105% of the base salaries for the other executive officers. In 2007, the maximum payout levels will remain the same. The Committee established two financial measures for these plans, consisting of net sales and net earnings growth over the prior year. The measures were equally weighted. Increases in net sales and net earnings growth were selected as the metrics against which to measure the officers' performance for the annual incentive plan because the Committee desires to motivate the officers to achieve profitable business growth consistent with the Company's aggressive long-term financial objectives.

The 2006 incentive award payouts were based upon the achievement of specified levels of growth in net sales and net earnings of the Company. The minimum and maximum sales growth targets established for 2006 were 100% and 112% of prior year, respectively. The minimum and maximum earnings growth targets established were 95% and 120% of prior year, respectively. Net sales of $816.5 million in 2006 represents an increase in net sales of 12% over 2005, and net earnings of $149.8 million in 2006 represent an increase in net earnings of 19% from 2005, which, together, led to the payout awards.

The Committee has the authority to make adjustments to the incentive payout award based on unanticipated or special circumstances. For the 2006 incentive award program, the Committee decided to exclude the expense related to stock-based compensation when determining achievement of the net earnings financial objective. This adjustment was made because 2006 financial results included stock-based compensation expenses, while 2005 did not. The Committee made the adjustment so both periods could be measured on a consistent basis for purposes of determining net earnings growth.

At its February 2007 meeting, the Committee again approved net sales and net earnings growth as the performance metrics. Each of the measures will be weighted equally. In 2007, Mr. Roberts will participate in the Executive Officer Annual Incentive Bonus Plan with a minimum payout of 0% and a maximum payout of 150% of base salary to be paid. The other executives participate in the Executive Officer Bonus Plan with a minimum payout of 0% and a maximum payout of 105% of base salary to be paid.

CEO Awards

Under this program, individual discretionary awards, in an aggregate amount not to exceed $200,000, may be made each year to recognize the significant contributions of selected employees, including executive officers. Mr. Roberts, based on input from his management team, determines the recipients of these monetary awards each year. In February 2007, CEO Awards were granted to fourteen employees, two of whom are named executive officers. The Committee approved an award to each of Messrs. Rescorla and Sutter in the amount of $10,000 at its February 16, 2007 meeting for significant contributions made by them during the 2006 fiscal year.

Stock-based Awards

The Company's executive long-term incentive program, through stock-based awards, rewards the Company's executive officers for the Company's performance over a period of time typically exceeding three years. This long-term incentive program (the "LTI Program") is structured to align the financial interests of the executive officers with those of Company shareholders. The Committee believes that equity-based compensation ensures that the executives have a continuing stake in the long-term success of the Company.

The 2006 LTI Program consisted solely of stock options granted to executive officers under the Graco Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The stock option grant feature of the LTI Program is designed to promote the growth of our stock price by offering officers a financial stake in the Company. The Committee believes that executive officers having a financial stake will be motivated to put forth sustained effort on behalf of the Company's other shareholders to support the continuous growth of the Company's share price. The LTI Program also promotes the interests of the Company and its shareholders through the attraction and retention of experienced and capable leaders.

The Committee typically grants stock-based awards to each executive officer at its regularly scheduled February meeting. The Board sets the February meeting date several months in advance. Under the terms of the Stock Incentive Plan, the Committee must approve all stock option grants for officers. In 2006, executive officers were awarded non-qualified stock options with an exercise price equal to the fair market value of the Company's common stock on the grant date, defined in the Stock Incentive Plan as the closing price of the stock on the day immediately preceding the grant date. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

The number of shares covered by the stock options granted in 2006 to each executive officer was determined by reviewing competitive long-term incentive market data for each of the benchmarked executive officer positions in addition to considering the current exercise price. The Committee granted the same number of shares to each of the executive officers reporting to the CEO given its determination that each of such officers significantly impacted the Company's performance. The Committee considers, except in the case of the award to the CEO, the recommendation of the CEO for such awards. Other factors considered by the Committee in determining the numbers of stock options granted to each executive officer include the number of shares granted in previous years, the previous year's financial performance of the Company, the dilutive effect on the Company's shareholders, and the allocation of overall share usage attributed to executive officers.

In February 2006, Mr. Roberts was granted an option for 140,000 shares, which reflected an increase of 40,000 shares over those granted in 2005. The increase in the number of shares was due to the Committee's assessment of the Company's superior financial performance in 2005 and Mr. Roberts' achievement of key strategic initiatives. The other executive officers were each granted an option for 22,500 shares because they all significantly impacted the Company's financial results. The grant date fair market value of the options awarded was $41.36 per share.

In February 2007, the Committee granted Mr. Roberts an option for 140,000 shares. Each of the other executive officers was granted 22,500 stock options. The Committee granted the same number of shares to each of the other executive officers due to their overall contributions to the Company's performance in 2006.

Benefits and Perquisites

In an effort to attract and retain talented employees, the Company offers retirement, health and welfare programs competitive within its local markets (the "Benefit Programs"). The only Benefit Programs offered to executive officers either exclusively or with terms different from those offered to other eligible employees include the following:

- Supplemental Retirement Benefit. This unfunded supplemental retirement benefit arrangement provides certain executives with a benefit of $10,000 per year payable for ten (10) years in monthly installments commencing upon retirement. If an eligible participant elects to retire and receive this benefit prior to reaching age sixty five (65), the benefit amount will be reduced by one-half of one percent (0.5%) for each month by which the participant's retirement precedes his or her sixty-fifth (65th) birthday. Mr. Graner is the only active executive officer eligible for this benefit.

- Restoration Plan. Since the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, the Company has established the Graco Inc. Restoration Plan. This plan is a nonqualified excess benefit plan designed to provide retirement benefits to eligible participants as a replacement for those retirement benefits reduced under the Graco Employee Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. In 2006, the Committee approved the removal of the restoration plan maximum benefit cap of $170,000, thus restoring the benefits lost by operation of the foregoing Code sections. As a result, the operation of the Plan's provisions are now the same as those applicable to all other eligible employees. The decision was based on competitive data and input from an executive compensation consultant retained by the Committee to benchmark this element.

  On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, will be credited with one-and-one-half years of service under the Restoration Plan for each year worked until retirement. This decision was based upon the Committee's review of benchmarking data and its desire to provide Mr. Roberts with retirement benefits closer to the market median.

- Supplemental Long-term Disability Program. Each executive officer is enrolled in an individual executive long-term disability plan. The premiums are paid by our Company. Each plan provides the executive with a monthly disability benefit of up to $20,149 in the event of the executive's long-term disability.

- Other Perquisites. The Company provides few other perquisites to its executive officers. We reimburse executives for certain financial planning expenses to encourage the executives to maximize the value of their compensation and benefit programs. In 2006, the maximum amount reimbursable for financial planning was $10,000 for the CEO and $7,000 for all other executive officers. In order to motivate the executives to receive appropriate preventative medical care to support their continued health and productivity, the Company offers executive officers with an executive physical examination program through the Mayo Clinic. This program provides a physical examination every other year for executives from age 40 through 49, and every year for executives age 50 and older. Executives may be reimbursed and/or receive a tax gross-up for certain limited spousal travel and entertainment events.

Severance and Change-in-Control.

Upon termination of employment upon certain circumstances (other than a termination following a change in control of the Company), severance benefits may be paid to the named executive officers. The severance benefits payable to Mr. Roberts are addressed in his severance agreement, discussed below. The separation terms for executive officers, excluding the CEO, whose employment is involuntarily terminated without cause by the Company are reviewed and approved by the Committee on a case by case basis, although it has been the general practice of the Company to provide twelve months base salary to the terminated executive officer or until the officer secures other employment, if such employment occurs within the twelve month period, subject to execution of a written release. The Committee has the discretion to consider other elements of separation pay and benefits including, but not limited to, payment by our Company of the employee's COBRA premiums and outplacement benefits.

Severance Agreement with Chief Executive Officer

The Company entered into a severance agreement with Mr. Roberts when he was hired in June 2001. The Company offered Mr. Roberts this competitive benefit in order to motivate him to join the Company as President and CEO. The agreement provides that Mr. Roberts will be paid an amount equal to two years of his then current base salary and a prorated bonus based on actual performance in the year the termination occurs, and he will be reimbursed for COBRA premiums for a period of eighteen months if he is terminated involuntarily for other than gross and willful misconduct.

Change-in-Control

The Company has entered into change-in-control agreements with the CEO and each of the named executive officers. The Board has decided that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of the executives in the event of a change in control. The Committee believes it is imperative to diminish the inevitable distraction of the executives by the personal uncertainties and risks created by a pending or threatened change in control. By offering an agreement that will financially protect the executive in the event their employment is terminated in connection with a change in control, the Committee believes each executive's full attention and dedication to the Company will be enhanced to facilitate an orderly transition.

The agreements provide that covered executive officers will be entitled to certain base salary and annual cash incentive levels during employment for a two-year period, and severance benefits under certain conditions following a change-in-control event. If the CEO or executive officer terminates employment for "good reason" or is terminated for reasons other than cause, death, or disability, within two years of the change-in-control date the benefits include:

- A lump sum cash payment equal to a prorata portion of the annual bonus amount that would have been paid had termination not occurred, but not less than the annual bonus at midpoint;
- A lump sum cash payment equal to two times the sum of (a) the executive officer's then current annual base salary and (b) the annual bonus at midpoint;
- Continuation of health and welfare benefits at active employee rates for a period of two years;
- An additional two years of service for purposes of calculating the benefits due under the Company's retirement plans; and
- A tax "gross-up" payment sufficient to compensate the executive officer for any excise tax imposed by Section 4999 of the Internal Revenue Code, and for any taxes imposed on such gross-up.

The Committee considers the salary and bonus amounts offered by the agreements to be reasonable and appropriate for executive officers who may not be in a position to readily obtain comparable employment. The Board has approved the accelerated vesting of all outstanding stock options upon an involuntary termination without cause, or a voluntary termination with "good reason", following a change in control because it believes that to do so is reasonable and because accelerated vesting is a customary component of competitive stock option programs for peer companies. The Committee believes it is reasonable for the Company to provide a tax "gross up" to executive officers who are subject to the twenty percent excise tax levied by the federal income tax laws on the amounts that the Committee has determined to pay to executives in the event of a change in control.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million in compensation per year on the amount that the Company may deduct with respect to each of its Named Executive Officers. This limitation does not apply to compensation that qualifies as "performance-based compensation." Annual cash incentives and stock option awards constitute performance-based compensation and will generally be fully deductible. The Committee believes that all incentive compensation paid to the executive officers for fiscal year 2006 will be deductible for federal income tax purposes. However, the Committee reserves the flexibility to approve elements of compensation for specific officers in the future that may not be fully deductible when the committee deems the compensation appropriate in light of its philosophies.

Report of the Management Organization and Compensation Committee

The Management Organization and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Management Organization and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Members of the Management Organization and Compensation Committee
Ms. Marti Morfitt, Chair
Mr. Robert G. Bohn
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Lee R. Mitau
Mr. Mark H. Rauenhorst

Summary Compensation Table for Fiscal Year Ended December 29, 2006

The table below summarizes the total compensation paid to or earned by the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and our three most highly compensated executive officers (collectively "Named Executive Officers" or "NEOs"; individually a "Named Executive Officer" or "NEO"), based on total compensation (excluding changes in pension value and nonqualified deferred compensation earnings) during the fiscal year ended December 29, 2006.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Option Awards[3] ($)	Non-equity Incentive Plan Compensation[1,4,5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
David A. Roberts Chairman of the Board, President and Chief Executive Officer	2006	617,100		942,080	914,318	170,000	19,867	2,663,365
James A. Graner Chief Financial Officer and Treasurer	2006	238,500		373,034	242,692	283,000	26,026	1,163,252
Charles L. Rescorla Vice President, Manufacturing Operations	2006	236,221	10,000	416,769	244,996	82,000	26,283	1,016,269
Dale D. Johnson Vice President, Contractor Equipment Division	2006	277,930		199,461	288,254	97,000	17,988	880,633
Fred A. Sutter Vice President, Applied Fluid Technologies Division	2006	227,900	10,000	184,271	236,365	46,000	21,334	725,870

(1) Amounts of compensation deferred are included in Salary and Non-Equity Incentive Plan Compensation in the year earned.

(2) Compensation includes any awards made under the CEO Award Program.

(3) The amounts reported in the Option Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in the Company's financial statements for option grants made under the Amended and Restated Graco Inc. Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Options Awards Column found on page 20 immediately following this Summary Compensation Table.

(4) The amounts represent awards under the Executive Officer Annual Incentive Bonus Plan or the Executive Officer Bonus Plan, as applicable. See narrative preceding the Grants of Plan-Based Awards table found on page 21.

(5) At its February 2006 meeting, the Management Organization and Compensation Committee selected Mr. Roberts for participation in the Executive Officer Annual Incentive Bonus Plan and at its February 16, 2007 meeting certified that Mr. Roberts was entitled to a payout at 99% of maximum payout opportunity. Mr. Roberts received a bonus of $914,318, which was 148% (150% x 99% = 148%) of his 2006 base salary paid. In February 2006, the MOCC selected the NEOs other than Mr. Roberts for participation in the Executive Officer Bonus Plan and at its February 16, 2007 meeting, certified that such NEOs were entitled to a payout at 99% of maximum payout opportunity. They each received a bonus equal to 104% (105% x 99% = 104%) of their base salary paid in 2006.

(6) The amount shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflects the aggregate change in the actuarial present value of the NEO's accumulated benefit under the qualified Graco Employee Retirement Plan, nonqualified excess benefits plan known as the Graco Inc. Restoration Plan, and the Supplemental Executive Retirement Plan ("SERP") as follows: Mr. Roberts: $24,000 (qualified pension) and $146,000 (nonqualified restoration); Mr. Graner: $79,000 (qualified pension), $202,000 (nonqualified restoration), and $2,000 (SERP); Mr. Rescorla: $25,000 (qualified pension) and $57,000 (nonqualified restoration); Mr. Johnson: $32,000 (qualified pension) and $65,000 (nonqualified restoration); Mr. Sutter: $12,000 (qualified pension) and $34,000 (nonqualified restoration).

(7) The amounts shown in the All Other Compensation column reflects the following for each NEO: Mr. Roberts: $2,400 for an executive physical, $920 for financial planning, $1,106 for miscellaneous travel, $1,579 for spousal travel, $1,305 for gross-up payments on travel expenses, $5,597 in incremental cost for long term disability coverage, and $6,600 for a matching contribution to the Employee Investment Plan; Mr. Graner: $4,778 for an executive physical, $7,000 for financial planning, $1,341 for miscellaneous travel, $977 for spousal travel, $1,127 for gross-up payments on travel expenses, $4,203 in incremental cost for long term disability coverage and a $6,600 for a matching contribution to the Employee Investment Plan; Mr. Rescorla: $4,414 for an executive physical, $455 for financial planning, $1,382 for miscellaneous travel, $5,964 for spousal travel, $3,569 for gross-up payments on travel expenses, $3,899 in incremental cost for long term disability coverage and $6,600 for a matching contribution to the Employee Investment Plan; Mr. Johnson: $1,868 for miscellaneous travel, $2,688 for spousal travel, $2,214 for gross-up payments on travel expenses, $200 for miscellaneous perquisites, $4,418 in incremental cost for long term disability coverage and $6,600 for a matching contribution to the Employee Investment Plan; Mr. Sutter: $7,000 for financial planning, $1,285 for miscellaneous travel, $1,399 for spousal travel, $1,304 for gross-up payments on travel expenses, $201 for miscellaneous perquisites, $3,545 in incremental cost for long term disability coverage and $6,600 for a matching contribution to the Employee Investment Plan.

Supplemental Table to the Option Awards Column for Fiscal Year Ended December 29, 2006

Name	Grant Date	Shares Granted (#)	Expense Recorded in 2006 ($)
David A. Roberts	2/22/2002	90,000	20,824
	2/21/2003	108,000	123,775
	2/20/2004	120,000	203,601
	2/18/2005	100,000	207,288
	2/17/2006	140,000	386,592
Total			942,080
James A. Graner	2/22/2002	11,250	2,603
	2/21/2003	18,000	20,629
	2/20/2004	18,000	30,540
	2/18/2005	15,000	31,093
	2/17/2006	22,500	288,169[1]
Total			373,034
Charles L. Rescorla	2/22/2002	22,500	5,206
	2/21/2003	27,000	30,944
	2/20/2004	27,000	45,810
	2/18/2005	22,500	46,640
	2/17/2006	22,500	288,169[1]
Total			416,769
Dale D. Johnson	2/22/2002	22,500	5,206
	2/21/2003	27,000	30,944
	2/20/2004	27,000	45,810
	2/18/2005	22,500	46,640
	2/17/2006	22,500	70,861[2]
Total			199,461
Fred A. Sutter	2/22/2002	16,875	3,904
	2/21/2003	22,500	25,786
	2/20/2004	27,000	45,810
	2/18/2005	22,500	46,640
	2/17/2006	22,500	62,131
Total			184,271

(1)   As of December 31, 2006, Mr. Graner and Mr. Rescorla were eligible for retirement and under the plan all options granted to them would vest upon retirement. As a result, all options granted to them in 2006 were fully expensed in 2006.

(2)   Mr. Johnson will be eligible for retirement in 2009. Options granted in 2006 will be expensed over the requisite service period.

Grants of Plan-Based Awards in 2006

On February 17, 2006, the Management Organization and Compensation Committee awarded a non-qualified stock option to each executive officer, including the NEOs, under the Amended and Restated Graco Inc. Stock Incentive Plan (2006). The amounts shown in the column entitled "All Other Option Awards: Number of Securities Underlying Options" reflect the number of common shares covered by the stock option granted to each NEO. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. The Amended and Restated Graco Inc. Stock Incentive Plan (2006) requires the exercise price of an option to be the fair market value of the shares on the date of the grant. The fair market value of the shares is defined as the last sale price on the day preceding the date of grant, unless otherwise determined by the Committee. The Committee has not changed this definition.

Under the Executive Officer Annual Incentive Bonus Plan, the payout to Mr. Roberts, upon achievement of applicable financial measures, ranges from a minimum of 0% to a maximum of 150% of his annual base salary.

Under the Executive Officer Bonus Plan, the payout to the NEOs, upon achievement of applicable financial measures, ranges from a minimum of 0% to a maximum of 105% of their annual base salary.

Grants of Plan-Based Awards Table for Fiscal Year Ended December 29, 2006

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/sh)[1] | Closing Market Price of Common Stock on Grant Date ($/sh)[2] | Grant Date Fair Value of Option Awards ($)[3] |
		Minimum ($)	Target ($)	Maximum ($)				
David A. Roberts	2/17/06	0	617,100	925,650	140,000	40.68	41.10	1,793,050
James A. Graner	2/17/06	0	163,800	245,700	22,500	40.68	41.10	288,169
Charles L. Rescorla	2/17/06	0	165,355	248,032	22,500	40.68	41.10	288,169
Dale D. Johnson	2/17/06	0	194,551	291,826	22,500	40.68	41.10	288,169
Fred A. Sutter	2/17/06	0	159,530	239,295	22,500	40.68	41.10	288,169

(1) Closing market price on 2/16/2006.
(2) Closing market price on 2/17/2006.
(3) The grant date present value was $12.8075 per share. Fair value was determined by multiplying by the number of shares by grant date present value.

Outstanding Equity Awards at Fiscal Year Ended December 29, 2006

The following table summarizes the outstanding equity awards held by each Named Executive Officer at fiscal year ended December 29, 2006.

Name	Number of Securities Underlying Unexercised Options[1]		Option Exercise Price ($)	Option Expiration Date
	(#) Exercisable	(#) Unexercisable		
David A. Roberts	0	140,000[2]	40.68	2/17/2016
	25,000	75,000[3]	38.13	2/18/2015
	60,000	60,000[4]	27.91	2/20/2014
	81,000	27,000[5]	17.34	2/21/2013
	90,000	—[6]	18.39	2/22/2012
	112,500	—[7]	13.87	6/25/2011
James A. Graner	0	22,500[2]	40.68	2/17/2016
	3,750	11,250[3]	38.13	2/18/2015
	9,000	9,000[4]	27.91	2/20/2014
	13,500	4,500[5]	17.34	2/21/2013
	11,250	—[6]	18.39	2/22/2012
	11,250	—[7]	11.71	2/23/2011
Charles L. Rescorla	0	22,500[2]	40.68	2/17/2016
	5,625	16,875[3]	38.13	2/18/2015
	13,500	13,500[4]	27.91	2/20/2014
	20,250	6,750[5]	17.34	2/21/2013
	22,500	—[6]	18.39	2/22/2012
	22,500	—[7]	11.71	2/23/2011
	25,312	—[8]	9.09	2/24/2010
Dale D. Johnson	0	22,500[2]	40.68	2/17/2016
	5,625	16,875[3]	38.13	2/18/2015
	13,500	13,500[4]	27.91	2/20/2014
	20,250	6,750[5]	17.34	2/21/2013
	22,500	—[6]	18.39	2/22/2012
	45,000	—[7]	11.71	2/23/2011
	67,500	—[8]	9.09	2/09/2010
	8,438	—[9]	6.37	2/22/2009
Fred A. Sutter	0	22,500[2]	40.68	2/17/2016
	5,625	16,875[3]	38.13	2/18/2015
	13,500	13,500[4]	27.91	2/20/2014
	16,875	5,625[5]	17.34	2/21/2013
	16,875	—[6]	18.39	2/22/2012
	16,875	—[7]	11.71	2/23/2011

(1) All data reflect the three-for-two stock splits distributed on June 6, 2002 and March 30, 2004.

(2) These options, granted on February 17, 2006, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(3) These options, granted on February 18, 2005, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(4) These options, granted on February 20, 2004, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(5) These options, granted on February 21, 2003, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(6) These options, granted on February 22, 2002, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(7) These options, granted on June 25, 2001 to Mr. Roberts and all other named executive officers on February 23, 2001, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(8) The options, granted to Mr. Johnson on February 9, 2000, have a 10-year term and become exercisable in equal installments over five years, beginning with the second anniversary of the grant date. The options, granted to all other named executive officers on February 24, 2000, have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.

(9) These options, granted February 22, 1999, have a 10-year term and become exercisable in equal installments over four years, beginning with the second anniversary of the grant date.

Options Exercised and Stock Vested in 2006

None of the Company's NEOs exercised any stock options or vested in restricted stock awards during the fiscal year ended December 29, 2006.

Equity Compensation Plan Information at Fiscal Year Ended December 29, 2006

The following table provides information about shares that may be issued under our Company's various stock option and purchase plans at December 29, 2006:

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	3,080,600	$23.24	5,147,241
Equity compensation plans not approved by security holders[1]	875,422	30.22	—
Total	3,956,022	$24.79	5,147,241

[1] The Company maintained one plan that did not require approval by shareholders. The Employee Stock Incentive plan ("ESIP") is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan, the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of the grant. Authorized shares remaining under the ESIP were cancelled as of April 21, 2006, with future grants to be made under the Amended and Restated Stock Incentive Plan (2006).

Change in Control and Post-Termination Payments

Change in Control

Each of the named executive officers and the other executive officers and certain other key employees, have entered into change of control agreements with us (singularly "Agreement; collectively the "Agreements"). The change in control period is defined to extend for two years from the date the Agreement is executed. Each year this period is automatically extended for one year so as to terminate two years from the annual anniversary of date of the Agreement, unless we give the executive notice that we do not wish to extend this period.

A change of control is generally defined in the Agreements to have occurred if (i) a person other than a trust person (as defined in the Agreement) acquires beneficial ownership of 25% or more of our outstanding common stock, except acquisitions directly from us, by us, by our employee benefit plan, or by the executive or a group of which he is a part; (ii) members of the Incumbent Board (as defined in the Agreement) cease to be in the majority on the Board; (iii) the shareholders approve a reorganization, merger, consolidation or statutory exchange of our outstanding common stock, or approve a sale or other disposition of all or substantially all of our assets; or (iv) the shareholders approve a complete liquidation or dissolution of the Company.

Each Agreement provides that for two years after a change in control there will be no adverse change in the executive's duties and responsibilities, compensation program, benefits or other circumstances, provided that nothing will restrict the right of the executive or us to terminate the employment of the executive. If the executive's employment is terminated by us for any reason other than for good cause, death or disability, or by the executive for "good reason" (as defined in the Agreement), within two years following the change in control, the executive will be entitled to certain benefits. These benefits include the executive's annual base salary yet to be paid through the date of termination, the higher of (1) the midpoint between the minimum and maximum bonus for the fiscal year in which the termination occurs, and (2) the amount payable to the executive under the Annual Bonus Plan had the termination not occurred pro-rated for the number of days in the current fiscal year through the date of termination, two times the executive's annual base salary, and two times the midpoint between the minimum and maximum bonus for the fiscal year in which the termination occurs. Any unvested options held by the executive will become immediately and fully exercisable on the day following the change of control. The executive officers' employee benefit coverage will be continued for a minimum of two years following the date of termination. This will include, without limitation, medical, dental, disability, salary continuance, group life insurance, and accidental death and travel accident insurance. For purposes of the Graco Employee Retirement Plan and the nonqualified Graco Inc. Restoration Plan, the executive officers will be considered to have remained employed until two years after the date of termination and to have retired two years after the date of termination.

Excise Tax/Gross-Up Payments

If, upon a change in control, the executive is subject to certain excise taxes or any interest or penalties pursuant to Section 280G of the Internal Revenue Code, as amended, (the "Code") or any successor provision, the executive will be entitled to receive an additional gross-up payment equal to, including without limitation, any income taxes and excise tax imposed upon the gross-up payment, and any interest or penalties imposed with respect to such taxes.

The payments to which the executive is entitled are subject to reduction in the event the payments would constitute a parachute payment within the meaning of Section 280G of the Code, provided that the reduction does not exceed $25,000. If the reduction would exceed $25,000, there will be no reduction and we will make an additional gross-up payment to the executive in the amount that will put the executive in the same after-tax position as if no excise tax under the Code had been imposed as discussed above.

Termination Arrangements

In the event Mr. Roberts' employment is terminated involuntarily for other than gross or willful misconduct, he will be paid an amount equal to two years of his then base salary. He will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. We will also reimburse him for any premiums for our health plans he elects under COBRA. As of December 31, 2006, he was considered fully vested in our pension and restoration plan.

If Mr. Roberts' employment is terminated due to death or disability, he will also be entitled to a bonus for the year of his termination, based on the bonus program and formula then in effect for him and salary actually earned by him during that year. Mr. Roberts will be entitled to receive death and disability benefits. In accordance with the Graco Stock Incentive Plan, all unvested options held by Mr. Roberts will vest upon the date of termination.

The separation terms for executive officers, excluding the CEO, whose employment is involuntarily terminated by the Company without cause are reviewed and approved by the Management Organization and Compensation Committee on a case by case basis, although it has been the general practice of the Company to continue to provide twelve months base salary to the terminated executive officer subject to execution of a written release. The Management Organization and Compensation Committee has the discretion to consider other elements of separation pay and benefits, including but not limited to payment by our Company of the employee's COBRA premiums and outplacement benefits.

Non-Incremental Compensation Payable Upon All Terminations

Each named executive officer is eligible for the following benefits as part of our standard practice or policy, however the benefits are not triggered by the any specific termination reason. Incremental amounts for each of these benefits are disclosed in the Summary Compensation Table, Potential Payments Upon Termination or Following a Change in Control Table, or Retirement Benefits Table.

Per the Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, each participant is eligible to receive a prorated bonus based on the amount of base salary earned during the fiscal year and the bonus percentage paid for that year for a termination due to death, disability or retirement. All unvested stock option awards provided to any employee will automatically be accelerated and fully vested in the event the employee is terminated due to death, disability or retirement. Participants in the Graco Employee Retirement Plan, the Graco Inc. Restoration Plan and the Supplemental Executive Retirement Plan would receive the accumulated pension benefits over their lifetime, a specific defined time or at the time of their retirement. These amounts are reflected in column (d) of the Retirement Benefits Table. All of our employees are eligible to receive payment for any credited but unused vacation time. Each named executive officer would receive reimbursement for any miscellaneous travel and spousal travel perquisites and associated tax gross-up payments when incurred during the fiscal year.

The following Table describes the potential payments and benefits, other than those available generally on a nondiscriminatory basis to all salaried employees, provided upon termination of employment or following a change in control for each of the named executive officers calculated as if the termination occurred on December 29, 2006.

Potential Payments Upon Termination Following a Change in Control for Fiscal Year Ended December 29, 2006

Name	Involuntary (Not for Cause) or Good Reason Termination Following Change in Control[1,2,3] ($)	Involuntary (Not for Cause) Termination[4] ($)	Retirement/Death ($)	Disability[5] ($)
David A. Roberts	4,597,424	1,234,000		258,000
James A Graner	789,460[7]	234,000	10,000[6]	164,312
Charles L. Rescorla	783,776[7]	236,221		157,788
Dale D. Johnson	1,251,644	277,930		185,724
Fred A. Sutter	1,064,127	227,900		152,208

(1) Actuarial present value of the accumulated benefit and the accompanying valuation method and assumptions applied for the qualified Graco Employee Retirement Plan, the nonqualified Graco Inc. Restoration Plan and the SERP may be found in the Pension Benefits Table and the accompanying narrative on page 27.

(2) The incremental benefit amount using additional pay and earnings based on 2006 base pay and target bonus amounts.

(3) Assuming December 31, 2006 termination date, current year bonus would be paid in accordance with the Annual Incentive Plans. See Non-Equity Incentive Plan Compensation column and accompanying footnotes in the Summary Compensation Table on page 19.

(4) Reflects two years of base salary for Mr. Roberts and 12 months of base salary for the other NEOs.

(5) Assumes NEO is not age 65 and will be disabled for a full calendar year. Benefit reflects an annualized amount that would be paid on a monthly basis and would cease if NEO reaches age 65 or is no longer disabled. In the event Mr. Graner becomes disabled prior to reaching age 65, he is eligible for an annual benefit of $5,000 for every year he is disabled up to age 65, death, or when he ceases to be disabled, whichever occurs first.

(6) Mr. Graner is eligible for an annual benefit upon his retirement or death, paid in monthly payments to him or his beneficiary for a period of 10 years starting with his retirement or the 1st month following the month of death.

(7) The value of Mr. Graner's and Mr. Rescorla's respective unvested options have not been included in this table because their vesting will occur whether the termination is the result of a change in control or otherwise (so long as such termination is not for cause) due to each of them having satisfied all requirements for retirement eligibility (age 55 and 10 years of service or upon reaching age 65).

Pension Benefits

Graco Employee Retirement Plan (1991 Restatement)

The Graco Employee Retirement Plan (The "Retirement Plan") is a funded defined benefit plan designed to coordinate with Social Security benefits to provide a basic level of retirement benefits for all eligible employees. Eligible executive officers participate in our tax-qualified defined benefit pension plan on the same terms as the rest of our eligible employees. Each of the named executive officers is eligible for benefits under the Retirement Plan.

Benefits for those eligible under the Retirement Plan consist of a fixed benefit, which is designed to provide retirement income at age 65 of 43.5% of average monthly compensation, less 18% of Social Security covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of the five consecutive highest years' cash compensation during the last ten years of service, divided by sixty. The Retirement Plan defines eligible cash compensation as base salary, holiday pay, income earned outside of the United States but paid in the United States, annual bonus, CEO award, sales incentive, area differential, short-term disability payments, vacation pay and paid out accrued vacation, deferrals made under a cash or deferred agreement under Code section 401(k), contributions to a plan established under Code section 125, and transit and parking reimbursements made under Code section 132. Benefits under the Retirement Plan vest upon five years of benefit service.

Normal retirement age is defined as sixty-five (65). Early retirement is available to participants age fifty-five (55) with five (5) years of vesting service. The monthly amount of a participant's benefit when retiring prior to age sixty-five (65) will be reduced by one-half of one percent (0.5%) for each month by which the date of the participant's pension benefit is to begin prior to the participant turning age sixty-five (65).

The default form of pension benefit is a single life annuity that provides a monthly benefit for the life of the participant. A participant may elect an optional form of payment. The optional forms available are survivor annuity form or a term certain form. A survivor annuity form is an annuity that is payable monthly to and for the lifetime of the participant with a survivor annuity that is payable monthly after the participant dies to and for the lifetime of a participant's designated joint annuitant in an amount equal to fifty percent (50%) or sixty-six and two-thirds percent (66 2/3%) or one hundred percent (100%) (as elected by the participant) of the amount payable during the joint lives of the participant and the designated joint annuitant. The value of the amounts payable in the survivor annuity form shall be actuarially equivalent to the value of the amounts payable in the single life annuity form. Term certain form is a form of annuity, that is payable monthly to and for the lifetime of the participant or, if longer, for one hundred twenty (120) or one hundred eighty (180) months, as elected by the participant before his pension is to begin.

Graco Inc. Restoration Plan (2005 Statement)

Because the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan (the "Restoration Plan"). This plan is a nonqualified unfunded excess benefit plan designed to provide retirement benefits to eligible executives as a replacement for the retirements benefits limited under the Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. The Restoration Plan provides comparable level retirement benefits as a percentage of compensation as those provided to other employees.

An employee that is a participant in the Retirement Plan, and has experienced a legislative reduction in benefits under the Graco Employee Retirement Plan due to limitations imposed by Section 415 of the Code, Section 401(a)(17) of the Code, or who have experienced a reduction in benefits due to participant contributions to the Graco Deferred Compensation Plan (2005 Restatement), and is selected for participation shall be eligible to participate in the Plan.

Benefits under the Restoration Plan are based on the formula contained in the Retirement Plan. The Plan shall pay as a benefit to a participant the excess, if any, of the amount that would have been payable to the participant under the Retirement Plan if such benefit had been determined without regard to the benefit limitations under Section 415 of the Code, or to the compensation limitation of section 401(a)(17) of the Code. Although the benefit amount is based on the formula in the Retirement Plan, no elections or optional forms of settlement under the Graco Employee Retirement Plan shall apply to the benefits under the Graco Inc. Restoration Plan. A participant's benefit shall commence as of the first day of the month after the later of (i) the date the participant attains age sixty-two (62), or (ii) the participant separates from service. In the case of a distribution to a key employee (as defined in IRS Code section 409A) where the timing is based on the key employee's separation from service, the date of the distribution to the key employee shall be the first day of the month following the date that is six (6) months after the date of the key employee's separation from service.

If the participant is married at the time distribution of a participant's benefit is to commence, a participant's benefit is to be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity will be paid over the life of the participant with the annuity reduced and fifty percent of the annuity paid to the spouse after the participant's death if the spouse survives the participant. The annuity shall not be subject to the rules governing qualified joint and survivor annuities under the Code. If a participant is single at the time distribution of a participant's benefit is to commence, the participant's benefit is to be paid in a single life annuity. If the value of a participant's benefit under the plan is ten thousand dollars ($10,000) or less as of the date the participant's benefit is to commence, the benefit shall be paid in a single lump sum payment.

In 2006, the Committee approved an increase to the maximum benefit cap on the Restoration Plan. The cap previously in effect limited the aggregate annual retirement benefits of the Graco Employee Retirement Plan (1991 Restatement) and the Graco Inc. Restoration Plan (2005 Restatement) benefits combined to a maximum of $170,000. The maximum was removed to provide a comparable level of retirement benefits as a percentage of compensation as those provided to other employees. This decision was based on competitive benchmarking data provided by an outside consultant. The increase of the cap had no negative impact on the financial statements.

On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, will be credited with one-and-one-half years of service under the Restoration Plan for each year worked until retirement.

The actuarial present values of accumulated benefits as of December 31, 2006 for both the 1991 and 2005 Restatements are reflected in the Present Value of Accumulated Benefit Column of the Pension Benefits for 2006 table below. The actuarial present values are based on the valuation method and the assumptions applied in the calculations.

Supplemental Executive Retirement Plan

The Company desires to retain the services of Mr. Graner and realizes that if he were to enter into competition with the Company, it may suffer a financial loss. Therefore, the Company entered into an agreement with Mr. Graner to provide him one additional unfunded supplemental retirement benefit of $10,000 per year guaranteed payable for ten years via 120 monthly installments.

The agreement acknowledges that Mr. Graner may retire on the first of any month coincident with or following the completion of five years of service and attainment of age fifty-five. If Mr. Graner elects to retire prior to the age of sixty-five, the benefit amount will be reduced by one half of one percent for each month by which his retirement precedes age sixty-five.

Mr. Graner agrees that, as long as he continues to receive monthly payments, he will not directly or indirectly enter into or in any manner take part in any business, profession or other endeavor either as an employee, agent, independent contractor, owner or otherwise which in the opinion of our board of directors shall be in competition with the business of our company.

Benefits reflected in the following Table are based on either age 65 or the earliest date the NEO would receive unreduced benefits. Messrs. Graner and Johnson are eligible for unreduced benefits upon reaching age 62 and Mr. Sutter upon reaching age 64.

Retirement Benefits at Fiscal Year Ended December 29, 2006

Name	Plan Name	Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
David A. Roberts	Graco Employee Retirement Plan (1991 Restatement)	5.6	117,000	—
	Graco Inc. Restoration Plan (2005 Statement)	5.6	476,000	—
James A. Graner[2]	Graco Employee Retirement Plan (1991 Restatement)	32.8	1,030,000	—
	Graco Inc. Restoration Plan (2005 Statement)	32.8	669,000	—
	Supplemental Executive Retirement Plan	N/A	65,000	—
Charles L. Rescorla[2]	Graco Employee Retirement Plan (1991 Restatement)	18.6	323,000	—
	Graco Inc. Restoration Plan (2005 Statement)	18.6	243,000	—
Dale D. Johnson	Graco Employee Retirement Plan (1991 Restatement)	30.9	568,000	—
	Graco Inc. Restoration Plan (2005 Statement)	30.9	694,000	—
Fred A. Sutter	Graco Employee Retirement Plan (1991 Restatement)	11.8	132,000	—
	Graco Inc. Restoration Plan (2005 Statement)	11.8	83,000	—

(1) For details regarding the assumptions, please refer to the Graco Inc. 2006 Form 10-K, Part II, Item 8 Financial Statements and Supplementary Data.
(2) Mr. Graner and Mr. Rescorla are eligible for early retirement benefits under all three plans.

Nonqualified Deferred Compensation

The Graco Deferred Compensation Plan (2005 Statement) (the "Deferred Compensation Plan") is a nonqualified, unfunded, deferred compensation plan under section 409A of the Internal Revenue Code. This plan was adopted following the freezing of the Graco Inc. Deferred Compensation Plan (1992 Restatement) effective December 31, 2004. Only a select group of management or highly compensated employees are eligible for the current Plan.

A participant in this Plan may elect to defer one percent to fifty percent of his or her base salary or advance sales incentive and/or one percent to one hundred percent of his or her annual bonus and year-end sales incentive award. The Plan uses measurement funds to value the performance of the participants' accounts. Participants can select one or more measurement funds and allocate their accounts in whole percentages. Participants have the ability to change their measurement funds on a daily basis. Participants are fully vested in the funds credited to their account at all times.

Upon enrollment in the Plan, the participant elects the year distributions are to begin and the form of distribution. The participant may elect a one-time change to the year in which the distribution is to begin. The election shall delay the first distribution date for at least five years after the date the distributions would have begun under the original election. Participants have the ability to select between the following distribution forms: lump sum or annual installments for five, ten or fifteen years. In the event of a separation from service, the account will be distributed as soon as administratively possible on the January next following the date of separation from service. Key employee (as defined by IRS Code section 409A) distributions where the timing of the distribution is based on separation from service, the date of distribution shall be the first of the month following the date that is six months after the date the key employee separated from service.

Effective December 31, 2004, Graco froze the Graco Inc. Deferred Compensation Plan (1992 Restatement). A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) could have deferred one percent to twenty-five percent of his or her base salary or advance sales incentive and/or one percent to fifty percent of his or her annual bonus and year-end sales incentive award. The Graco Inc. Deferred Compensation Plan (1992 Restatement) provided a guaranteed interest rate equal to the ten year United States Treasury Note rate in effect on the last business day of November preceding the new calendar year. Participants are fully vested in the funds credited to their account at all times.

A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) is eligible for distribution upon his retirement on or after the date he attains age fifty-five and completes at least five years of service. The monthly amount of a participant's benefit will be determined by dividing their account balance by the number of months of the payout period that was irrevocably selected by the participant upon enrollment or the number of months necessary to provide a minimum monthly payment of $1,000.

As of December 31, 2006, Mr. Roberts was the only eligible named executive officer to elect to contribute to the Plan in fiscal 2006.

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
David A. Roberts	24,684	—	7,474	—	108,855[3]
James A. Graner	0[4]	—	9,641	—	219,514[5]

(1) The executive contributions have been included in the executive officer's salary reflected in Salary column of the Summary Compensation Table.
(2) The measurement funds available under the Graco Deferred Compensation Plan (2005 Statement), and their annualized returns as of December 31, 2006, were as follows:

Fund	Asset Category	Ticker	Rate of Return (%)
Columbia Acorn USA Z	Small Growth	AUSAX	8.28
Wells Fargo Stable Return G	Stable Value	DSRF1	4.79
AIM Basic Value A	Large Blend	GTVLX	13.17
American Funds EuroPacific Gr R4	Foreign Large Blend	REREX	21.83
American Funds Grth Fund of Amer R5	Large Growth	RGAFX	11.24
Davis Opportunity A	Mid-Cap Blend	RPEAX	17.59
Vanguard Institutional Index	Large Blend	VINIX	15.78
Western Asset Core Plus Bond Instl	Intermediate Bond	WACPX	6.81

(3) Mr. Roberts' aggregate balance includes his balance in the Graco Inc. Deferred Compensation Plan (1992 Restatement) and his balance in the Graco Deferred Compensation Plan (2005 Statement).
(4) Mr. Graner did not contribute to the Graco Deferred Compensation Plan (2005 Statement) during 2006.
(5) Mr. Graner is a participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) only.

DIRECTOR COMPENSATION

During 2006, the annual retainer for each non-employee director of our Company, except the non-employee Chairman, was $32,000. The non-employee Chairman was paid at the rate of $60,000 per annum through April 21, 2006. At the Board meeting held on April 21, 2006, David A. Roberts, our President and CEO, was elected Chairman, a position for which he receives no compensation. There are also annual retainers for $5,000 for the chairs of the Governance Committee and Management Organization and Compensation Committee, and $7,500 for the chair of the Audit Committee. From January through April 2006, the non-employee directors received a meeting fee of $1,000 for each Board meeting attended. From May through December 2006, the meeting fee was $1,500 for each Board meeting attended. The meeting fee for the Governance Committee and the Management Organization and Compensation Committee is $1,000 per meeting. The meeting fee for the Audit Committee is $1,200 per meeting. Attendance by telephone at any Board or Committee meeting is paid one-half of the fee for in-person attendance. All retainer and meeting fees are paid in arrears.

On February 16, 2007, the Board of Directors, upon recommendation by the Governance Committee, approved an increase from $1,000 to $1,200 for the Management Organization and Compensation Committee and Governance Committee meeting fees, and an increase from $5,000 to $7,500 for the Management Organization and Compensation Committee chair's annual retainer. These changes become effective May 1, 2007, and were based upon a review of the median data from two survey sources and data reported by a group of twenty peer companies.

A non-employee director may elect to receive shares of our common stock instead of cash for all or part of the director's annual retainer (including committee chair retainer) and meeting fees. A director may choose to receive the shares currently or defer receipt until the director leaves the Board, at which time the director may receive the shares in a lump sum or installments. Payments, whether in a lump sum or by installments, shall be made in shares of common stock, plus cash in lieu of any fractional share. When our Board declares a dividend, the director's deferred stock account is credited with additional shares of stock in an account held by a trustee in the name of the non-employee director equivalent to the number of shares that could be purchased with the dividends at the current fair market value of the shares.

Under the Amended and Restated Graco Inc. Stock Incentive Plan (2006), non-employee directors receive an annual option grant of 3,600 shares on the date of the Company's annual meeting of shareholders. In 2006, non-employee directors were eligible to receive an initial option grant of 3,600 shares upon first joining the Board. Options granted under the Plan are non-statutory, have a ten-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value of the stock on the date of grant, as defined in the Plan. The Plan defines "fair market value" as the last sale price of the stock as reported by the New York Stock Exchange on the date immediately prior to the date of grant.

In February 2001, the Board terminated the retirement benefit for non-employee directors, which provided that, upon cessation of service, non-employee directors who have served for five full years will receive quarterly payments for five years at a rate equal to the director's annual retainer in effect on the director's last day of service on the Board. Retirement payments will be made in accordance with the retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

Director Compensation Table for Fiscal Year Ended December 29, 2006

The following table summarizes the total compensation paid to or earned by the members of our Board of Directors during the fiscal year ended December 29, 2006.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4,5,6] ($)	Total ($)
Robert G. Bohn	172	42,578	78,319	—	121,069
William J. Carroll	45,750	—	78,319	—	124,069
Jack W. Eugster	8,000	41,350	34,548	—	83,898
J. Kevin Gilligan	—	49,450	78,319	—	127,769
Lee R. Mitau	—	60,083	78,319	—	138,402
James H. Moar[7,8]	11,700	26,350	104,394	—	142,444
Martha A. Morfitt	—	49,000	78,319	—	127,319
Mark H. Rauenhorst	205	46,045	78,319	—	124,569
William G. Van Dyke	—	54,075	78,319	—	132,394
Robert W. Van Sant	—	51,225	34,548	—	85,773

[1] Mr. Carroll elected to receive all his retainer and meeting fees in cash. Mr. Bohn and Mr. Rauenhorst elected to receive all of their retainer and meeting fees in shares of stock plus cash in lieu of any fractional share. Mr. Eugster elected to receive 25% of his retainer in cash and 75% in deferred stock. The Board accepted Mr. Moar's resignation at the September 22, 2006 Board meeting. In accordance with the terms of the Non-Employee Director Stock and Deferred Stock Program, Mr. Moar received his third quarter retainer and meeting fees solely in cash.

[2] During all or a portion of their service on the Board, Messrs. Carroll, Eugster, Gilligan, Mitau, Moar, Rauenhorst, Van Dyke, Van Sant and Ms. Morfitt have elected to defer the receipt of stock. The amounts in the Stock Awards column reflect the sum of the fair market value of the stock for each of the four calendar quarters. Fair market value is based on the closing price of the stock on the last trading day of the calendar quarter. The Deferred Stock Account balances as of 2006 year end are as follows: Mr. Carroll – 11,997 shares; Mr. Eugster – 2,912 shares; Mr. Gilligan – 8,725 shares; Mr. Mitau – 24,313 shares; Mr. Moar – 8,040 shares; Ms. Morfitt – 14,569 shares; Mr. Rauenhorst – 8,026 shares; Mr. Van Dyke – 19,663 shares; and Mr. Van Sant – 3,528 shares.

[3] Each non-employee director received an annual option grant of 3,600 shares on April 21, 2006, the date of the annual meeting of shareholders. The grant date fair market value of the options issued to the non-employee directors in 2006 was $48.95 per share. The amounts reported in the Option Awards column are the same as the compensation cost recognized pursuant to SFAS No. 123(R) in our financial statements for option grants made under the Graco Stock Incentive Plan, unreduced by estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Options Awards Table found on Page 31 immediately following the Directors Compensation Table. The assumptions used in calculating these amounts are discussed in Note A to the Consolidated Financial Statements in our 2006 Form 10-K, filed with the Securities and Exchange Commission on February 20, 2006. Aggregate number of outstanding option grants at year-end are as follows: Mr. Bohn – 8,737 unvested shares, 34,181 exercisable shares; Mr. Carroll – 8,737 unvested shares, 18,361 exercisable shares; Mr. Eugster – 10,050 unvested shares, 4,650 exercisable shares; Mr. Gilligan – 8,737 unvested shares, 23,213 exercisable shares; Mr. Mitau – 8,737 unvested shares, 46,835 exercisable shares; Mr. Moar – 26,325 exercisable shares; Ms. Morfitt – 8,737 unvested shares, 34,242 exercisable shares; Mr. Rauenhorst – 8,737 unvested shares, 26,588 exercisable shares; Mr. Van Dyke – 8,737 unvested shares, 46,835 exercisable shares; and Mr. Van Sant – 10,050 unvested shares, 4,650 exercisable shares.

[4] Prior to February 2001, non-employee directors who served five full years on the Board were eligible for a retirement benefit when they left the Board. In February 2001, the Board terminated this retirement benefit for those non-employee directors who had not met the five-year service level. Mr. Mitau, Ms. Morfitt and Mr. Van Dyke, who satisfied the service requirement in 2001, will receive this retirement benefit when they leave the Board.

[5] The assumptions that were made in calculating the aggregate change in the actuarial present value of the accumulated benefit are as follows:
- Discount rate: 5.75% as of December 31, 2006
- Retainer fee increases: 10.00% per year
- Retirement age: End of three-year term in which age 68 is attained
- Form of payment: Five-year certain (payable quarterly)

[6] The present value of the accrued benefit did not change from the 2005 calendar year to the 2006 calendar year. This was the due to a combination of two factors: change in the discount rate and no change to the retainer fee.

[7] James Moar resigned from the Board effective September 22, 2006.

[8] Upon Mr. Moar's resignation, all of his stock options became immediately exercisable. The options will expire three years from the effective date of his resignation.

Supplemental Table to the Director Option Awards Column, for Fiscal Year Ended December 29, 2006

Name	Grant Date	Shares Granted (#)	Expense Recorded ($)
Robert G. Bohn	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
William J. Carroll	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Jack W. Eugster	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	14,067
Total			34,548
J. Kevin Gilligan	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Lee R. Mitau	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
James H. Moar	5/6/2002	5,625	2,831
	5/5/2003	3,750	6,490
	4/22/2004	3,000	12,547
	4/22/2005	3,600	24,696
	4/21/2006	3,600	57,830
Total			104,394
Martha A. Morfitt	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Mark H. Rauenhorst	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
William G. Van Dyke	5/6/2002	5,625	2,831
	5/5/2003	3,750	4,812
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	57,830
Total			78,319
Robert W. Van Sant	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	14,067
Total			34,548

CERTAIN BUSINESS RELATIONSHIPS

Mr. Roberts, our Chairman, President and Chief Executive Officer, is the brother-in-law of Gary Tepas, the President of EmKay, Inc. On June 17, 2002, we entered into an agreement with EmKay, Inc. for the lease and maintenance of approximately 164 vehicles and trailers. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002. On April 21, 2006, the Audit Committee of the Board of Directors reviewed the terms and conditions proposed by several fleet managers, which proposals were presented to us pursuant to a bidding process. One of the fleet managers was EmKay, Inc. The Audit Committee determined that the EmKay, Inc. terms were fair and in the best interests of our Company, and authorized the management of our Company to enter into certain lease and maintenance arrangements with EmKay Leasing and/or its affiliated entities ("EmKay"). The amount paid to EmKay for the fiscal year ended December 29, 2006, was approximately $2,080,000.

RELATED PERSON TRANSACTION APPROVAL POLICY

In February 2007, our Board of Directors adopted a written related person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company is a participant and in which a related person has a direct or indirect interest, other than the following:

- payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person;" and
- transactions generally available to all employees or all shareholders of our Company on the same terms.

The Audit Committee of our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction or, if it is not practicable to approve the transaction before commencement, the transaction will be submitted to the Audit Committee or chair of the Audit Committee for ratification as soon as possible. The Audit Committee or its Chair will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a related person transaction:

- the benefits to our Company;
- the impact on a director's independence;
- the availability of other sources for comparable products or services;
- the terms of the transaction and whether they are fair to our Company;
- the terms available to unrelated third parties or to employees generally; and
- whether the transaction is material to the Company.

The Audit Committee or its Chair may, in its or his sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person following certain procedures designated by the Audit Committee or its Chair.

BENEFICIAL OWNERSHIP OF SHARES

Director and Executive Officer Beneficial Ownership

The following information, furnished as of February 19, 2007, indicates beneficial ownership of the common shares of our Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2,3]	Percent of Common Stock Outstanding[4]	Phantom Stock Units
Robert G. Bohn	36,593		—
William J. Carroll	34,181		11,997
Jack W. Eugster	14,775		2,912
J. Kevin Gilligan	23,213		8,725
James A. Graner[2,5]	138,942		—
Dale D. Johnson	224,607		—
Lee R. Mitau	70,121		24,313
James H. Moar[6]	26,325		8,040
Marti Morfitt	59,257		14,569
Mark H. Rauenhorst	28,860		8,026
Charles L. Rescorla[2]	188,697		—
David A. Roberts[2]	496,632		—
Fred A. Sutter[2]	115,298		—
William G. Van Dyke	60,973		19,663
R. William Van Sant	8,775		3,528
All directors and executive officers as a group (21 persons)[7]	1,980,312	3.0%	

[1] Includes 1,358,230 shares with respect to which executive officers, and 268,130 shares with respect to which non-employee directors, have a right, as of February 19, 2007, to acquire beneficial ownership upon the exercise of vested stock options.

[2] Excludes the following shares as to which beneficial ownership is disclaimed: (i) 348,748 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Graner, Rescorla and Roberts share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 16,008 shares held by The Graco Foundation, as to which Messrs. Roberts and Sutter share voting and investment power as directors.

[3] Beneficial ownership excludes units shown as phantom stock units, held by each individual non-employee director listed as of February 19, 2007, the record date. Each non-employee director listed has elected to acquire phantom stock in lieu of meeting and annual retainer fees. Upon termination of the director's service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through issuance of Graco shares, either in a lump sum or installments, by January 10 of the year following the separation of non-employee director from service. The information in this column is not required by the rules of the Securities Exchange Commission because the phantom stock units carry no voting rights and the non-employee director has no right or ability to convert the phantom stock to common stock within 60 days of February 19, 2007. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors have in the Company.

[4] Less than one percent (1%) if no percentage is given.

[5] Mr. Graner pledged 23,984 shares of Graco common stock for lines of credit totaling $1,200,000. The outstanding balance of the lines of credit as of December 29, 2006, remains at $0.

[6] Mr. Moar resigned from the Board effective September 22, 2006.

[7] If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 2,345,068 shares, or 3.5% of the outstanding shares.

Principal Shareholder Beneficial Ownership

The following table identifies each person or group known to our Company to beneficially own as of February 19, 2007, more than five percent (5%) of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

Name of Shareholder	Beneficial Ownership	Percent of Class
Barclays Global Investors, N.A.[1]	4,308,240	6.40%

(1)   Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on January 23, 2007. Barclay's Global Investors, N.A. reports sole voting power with respect to 2,665,619 shares and sole dispositive power with respect to 3,329,891 shares, Barclays Global Fund Advisors reports sole voting power with respect to 695,381 shares and sole dispositive power with respect to 698,789 shares; Barclays Global Investors, Ltd. reports sole voting power with respect to 81,242 shares and sole dispositive power with respect to 81,242 shares; Barclays Global Investors Japan Limited reports sole voting power with respect to 198,318 shares and sole dispositive power with respect to 198,318 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Company's executive officers, directors, and ten percent (10%) shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to our Company, or written representations that no reports were required, management believes that, except as set forth in this section, all reports were filed on a timely basis by reporting persons during and with respect to 2006. On December 23, 2005, Mr. Rauenhorst gifted 3,375 shares of Graco stock owned by him to the Mark and Karen Rauenhorst Family Foundation, a 501(c)(3) charitable foundation. The transaction was not reported on a Form 4 or Form 5 by February 2006.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has acted as independent registered public accounting firm for the Company since 1962. The Audit Committee of the Board, which has selected Deloitte as the independent registered public accounting firm for fiscal year 2007, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

The Audit Committee of the Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as the independent registered public accounting firm for fiscal year 2007.

PROPOSAL 3

PROPOSAL TO APPROVE THE EXECUTIVE OFFICER ANNUAL INCENTIVE BONUS PLAN

The Company is seeking shareholder approval of the Graco Inc. Executive Officer Annual Incentive Bonus Plan (the "Plan"). This Plan is substantially similar to the Executive Officer Annual Incentive Bonus Plan adopted by our shareholders at the Annual Meeting of Shareholders on May 6, 2003, which will expire on December 31, 2007. This proposed Plan will, if approved, be effective January 1, 2008 and expire on December 31, 2012. The Plan will be administered by the Management Organization and Compensation Committee of the Board. The Plan is intended to qualify compensation paid thereunder as "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) of the Code generally limits to $1 million our federal income tax deductions for compensation paid to named executive officers that is not performance-based compensation within the meaning of that section. Shareholder approval of the Plan is necessary every five years in order for the Plan to qualify under Section 162(m) so that the compensation paid under the Plan will not count toward the $1 million limitation on deductible compensation.

The Management Organization and Compensation Committee is composed solely of non-employee directors who are outside directors within the meaning of Section 162(m) of the Code. Participants in the Plan are the Chief Executive Officer and any of our other executive officers designated by the Committee within the first ninety (90) days of the fiscal year.

Participants shall be eligible for the payment of a bonus if certain performance targets are achieved. The performance targets are financial growth targets established by the Management Organization and Compensation Committee at the beginning of each fiscal year and must be directly tied to one or more financial measures, including, among other things, net earnings and net revenues. No payment may be made if the performance targets are not achieved. No adjustment of the award to any participant is permitted, but certain changes in status, such as death, retirement or disability, will cause the bonus payment to be pro-rated and resignation or termination prior to the end of the fiscal year will eliminate the bonus entirely. There is a $2,000,000 individual award limit in any fiscal year.

The Management Organization and Compensation Committee may amend the Plan prospectively and may terminate or curtail the benefits of the Plan.

The above description summarizes the principal features of the Plan, but is qualified in its entirety by reference to the text of the Plan which is set forth as Appendix A to this Proxy Statement.

Awards under the Plan will be based upon performance targets established with respect to each fiscal year. Accordingly, the amount of awards to be paid in the future to any participant cannot be determined at this time since the performance period has not yet been completed. Actual awards will depend upon actual performance measured against the attainment of the pre-established performance targets.

Assuming the shareholders approve the Plan, the Company will generally be entitled to a federal income tax deduction equal to the amount of ordinary income realized by the participant upon payment of a bonus. The amount of bonus received by a participant under the Plan will be included in the income of the participant at the time of payment and will be subject to tax at ordinary income rates.

The Board of Directors recommends that shareholders vote FOR approval of the Graco Inc. Executive Officer Annual Incentive Bonus Plan.

OTHER MATTERS

The Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

We did not receive a request from any shareholder that a matter be submitted to a vote at the 2007 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2008 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this statement no later than November 10, 2007.

Any shareholder proposal for the Annual Meeting in year 2008 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 21, 2008 to be considered.

You are respectfully requested to exercise your right to vote. You may do so by calling (1-800-560-1965), by accessing our website at www.eproxy.com/ggg, or by completing and signing the enclosed proxy card and returning it. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors

Karen Park Gallivan
Secretary

Dated March 6, 2007

NOTE: **Vote by telephone – call 1-800-560-1965**
Vote via the internet at www.eproxy.com/ggg

Appendix A

EXECUTIVE OFFICER ANNUAL INCENTIVE BONUS PLAN

1.   **Definitions.** When the following terms are used herein with initial capital letters, they shall have the following meanings:

   1.1   **Base Salary** – the base salary for each Participant as set forth in Schedule A

   1.2   **Compensation Committee** - the Management Organization and Compensation Committee of the Board of Directors of Graco Inc.; it is intended that the Compensation Committee will satisfy the requirements of Section 162(m) of the Code by being comprised of two or more "outside directors."

   1.3   **Code** - the Internal Revenue Code of 1986, as it may be amended from time to time, and any proposed, temporary or final Treasury Regulations promulgated thereunder.

   1.4   **Company** - Graco Inc., a Minnesota corporation, and any of its affiliates that adopt the Plan.

   1.5   **Eligible Employee** - the chief executive officer and any executive officer of the Company designated by the Compensation Committee.

   1.6   **Participant** - an Eligible Employee designated by the Compensation Committee, at any time ending on or before the 90th day of each Performance Period, as subject to the Plan.

   1.7   **Performance Period** - the Company's fiscal year.

   1.8   **Plan** - this Executive Officer Annual Incentive Bonus Plan.

   1.9   **Minimum Bonus Percentage** – the minimum potential bonus payout expressed as a percentage of the Participant's Base Salary as identified in Schedule B.

   1.10   **Target Bonus Percentage** – the target potential bonus payout expressed as a percentage of the Participant's Base Salary as identified in Schedule B.

   1.11   **Maximum Bonus Percentage** – the maximum potential bonus payout expressed as a percentage of the Participant's Base Salary as identified in Schedule B.

   1.12   **Company Performance Target(s)** - the financial growth target(s) established by the Compensation Committee for a Performance Period and reflected in the percentages identified in Schedule C for each of minimum, target and maximum performance targets. The Company Performance Target(s) shall be directly tied to one or more of the following financial measures: consolidated pre-tax earnings, net revenues, net earnings, operating income, earnings before interest and taxes, cash flow, return on equity, return on assets, or earnings per share (hereinafter "Financial Measure(s)") for the applicable Performance Period, all as computed in accordance with generally accepted accounting principles as in effect from time to time and as applied by the Company in the preparation of its financial statements, and subject to other special rules and conditions as the Compensation Committee may establish at any time ending on or before the 90th day of the applicable Performance Period. Any Financial Measure may be stated in absolute terms or as compared to another company or companies. Such Financial Measures shall constitute the sole bases upon which the Company Performance Targets shall be based.

   1.13   **Retirement** – when a Participant's employment is terminated and the Participant has, as of the date of termination, reached the age of 55 or more and has at least ten years of service with the Company, or has reached at least age 65.

2.   **Administration.**

   2.1   **Determinations must be made prior to each Performance Period** - At any time ending on or before the 90th day of each Performance Period, the Compensation Committee shall:

(a)   designate the Participants in the Plan for that Performance Period;

(b)   indicate the Base Salary of each Participant for the Performance Period by amending Schedule A in writing;

(c)   establish Targeted Bonus Percentages for the Performance Period by amending Schedule B in writing; and

(d)   establish Company Performance Target(s) for the Performance Period by amending Schedule C in writing.

2.2   **Certification** - Following the close of each Performance Period and prior to payment of any bonus under the Plan, the Compensation Committee must certify in writing that the Company Performance Target(s) and any other material terms were in fact satisfied.

2.3   **Shareholder Approval** - The material terms of the Plan shall be disclosed to and approved by shareholders of the Company in accordance with Section 162(m) of the Code. No bonus shall be paid under the Plan unless such shareholder approval has been obtained.

3.   **Bonus Payment**

3.1   **Maximum** - Each Participant shall receive a bonus payment for each Performance Period calculated in accordance with the formula set forth in subparagraph 3.2 and in an amount not greater than the Participant's Maximum Bonus Percentage multiplied by the Participant's Base Salary.

3.2   **Formula** - Subject to other provisions of this Plan, each Participant shall receive a bonus payment for each Performance Period calculated as follows:

(a)   Each of the Company Performance Targets shall be assigned a weight expressed as a percent of the Participant's Maximum Bonus Percentage.

(b)   At the conclusion of each Performance Period, the percent of the Participant's Maximum Bonus Percentage achieved for each applicable Financial Measure shall be calculated.

(c)   The percentages achieved by performing the calculation described in subparagraph 3.2(b) shall be added together and this sum shall be multiplied by the Participant's Maximum Bonus Percentage.

(d)   The amount obtained by performing the calculation described in subparagraph 3.2(c) shall be multiplied by the Participant's Base Salary.

3.3   **Limitations**

(a)   **No payment if Company Performance Targets not achieved** - In no event shall any Participant receive a bonus payment hereunder if the Company Performance Targets and all other factors on which the bonus payment is based are not achieved during the Performance Period.

(b)   **No payment in excess of preestablished amount** - No Participant shall receive a payment under the Plan for any Performance Period in excess of Two Million Dollars ($2,000,000).

(c)   **Pro-ration or elimination of Bonus payment** - Participation in the Plan ceases with resignation, termination, Retirement, death or long-term disability. A Participant who resigns or is terminated effective during the Performance Period is ineligible for a bonus payment. A Participant who Retires, dies or becomes eligible for long-term disability benefits under the Company's long-term disability benefit plan during the Performance Period will be paid a bonus based on a calculation performed in accordance with the provisions of subparagraph 3.2.

4.	**Time and Form of Payments; Taxability** - Subject to any deferred compensation election pursuant to any such plans of the Company, a bonus payment shall be made to the Participant in one or more cash payments as soon as determined by the Compensation Committee after it has certified that the Company Performance Target(s) and all other factors upon which the bonus payment for the Participant is based have been achieved.

4.1	**Nontransferability** - Participants and beneficiaries shall not have the right to assign, encumber or otherwise anticipate the payments to be made under the Plan, and the benefits provided hereunder shall not be subject to seizure for payment of any debts or judgments against any Participant or any beneficiary.

4.2	**Tax Withholding** - In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal or state payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

5.	**Amendment and Termination** - The Compensation Committee may amend the Plan prospectively at any time and for any reason deemed sufficient by it without notice to any person affected by the Plan and may likewise terminate or curtail the benefits of the Plan, both with regard to persons expecting to receive benefits hereunder in the future and persons with outstanding awards to receive bonus payments at the time of such action, provided that no amendment to the Plan shall be effective which would increase the maximum amount payable to a Participant under paragraph 3.3(b), which would change the Financial Measures upon which Company Performance Targets must be based as set forth in subparagraph 1.10 of this Plan or which would modify the requirements for eligibility under subparagraph 1.5, unless the shareholders of the Company shall have approved such change in accordance with the requirements of Section 162(m).

6.	**Miscellaneous**

6.1	**Effective Date** - January 1, 2008

6.2	**Term of the Plan** - Unless the Plan shall have been discontinued or terminated, the Plan shall terminate on December 31, 2012. No bonus shall be granted after the termination of the Plan; provided, however, that a payment with respect to a Performance Period which begins before such termination may be made thereafter. In addition, the authority of the Compensation Committee to amend the Plan shall extend beyond the termination of the Plan.

6.3	**Headings** - Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

6.4	**Applicability to Successors** - The Plan shall be binding upon and inure to the benefit of the Company and each Participant, the successors and assigns of the Company, and the beneficiaries, personal representatives and heirs of each Participant. If the Company becomes a party to any merger, consolidation or reorganization, this Plan shall remain in full force and effect as an obligation of the Company or its successors in interest.

6.5	**Employment Rights and Other Benefit Programs** - The provisions of the Plan shall not give any Participant any right to be retained in the employment of the Company. In the absence of any specific agreement to the contrary, the Plan shall not affect any right of the Company, or of any affiliate of the Company, to terminate, with or without cause, the Participant's employment at any time. The Plan shall not replace any contract of employment, whether oral or written, between the Company and any Participant, but shall be considered a supplement thereto. The Plan is in addition to, and not in lieu of, any other employee benefit plan or program in which any Participant may be or become eligible to participate by reason of employment with the Company. Receipt of benefits hereunder shall have such effect on contributions to and benefits under such other plans or programs as the provisions of each such other plan or program may specify.

6.6	**No Trust or Fund Created** - The Plan shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any affiliate pursuant to the Plan, such right shall be no greater than the right of any unsecured general creditor of the Company or of any affiliate.

6.7	**Governing Law** - The validity, construction and effect of the Plan or any bonus payable under the Plan shall be determined in accordance with the laws of the State of Minnesota.

6.8   **Severability** - If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Compensation Committee, materially altering the purpose or intent of the Plan, such provision shall be stricken as to such jurisdiction, and the remainder of the Plan shall remain in full force and effect.

6.9   **Qualified Performance-Based Compensation** - All of the terms and conditions of the Plan shall be interpreted in such a fashion as to qualify all compensation paid hereunder as qualified performance-based compensation within the meaning of Section 162(m) of the Code.

SCHEDULE A

BASE SALARY FOR PERFORMANCE PERIOD
BEGINNING _____ AND ENDING _____

Name	Base Salary
	Actual paid salary for the calendar year that most closely coincides with the Performance Period

SCHEDULE B

BONUS PERCENTAGE FOR PERFORMANCE PERIOD
BEGINNING _____ AND ENDING _____

Name	Minimum Bonus Percentage as a Percentage of Base Salary	Target Bonus Percentage as a Percentage of Base Salary	Maximum Bonus Percentage as a Percentage of Base Salary

SCHEDULE C

COMPANY PERFORMANCE TARGETS
FOR PERFORMANCE PERIOD
BEGINNING _____ AND ENDING _____

Financial Measure(s)	Company Performance Target(s) Weight	Minimum Company Performance Target(s)	Target Company Performance Target(s)	Maximum Company Performance Target(s)
	_____ %	$ _____	$ _____	$ _____
	_____ %	$ _____	$ _____	$ _____





N
694
169
100
94
Broadway
55
394
Downtown Mpls.
94
35W
494
Marshall
Broadway
ROC
11th Ave N.E.
RI
Sibley St.
Ramsey St.
TC
Graco Inc.
George Aristides Riverside Center (RI)
1150 Sibley Street N.E.
Minneapolis, MN 55413
Phone: 612-623-6639

GRACO INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, April 20, 2007
1:00 p.m. Central Time

George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413

proxy

This Proxy is solicited by the Board of Directors for use at the Graco Inc. Annual Meeting on Friday, April 20, 2007.

The shares of common stock of Graco Inc. which you were entitled to vote on February 19, 2007, will be voted as you specify on this card.

By signing this proxy, you revoke all prior proxies and appoint David A. Roberts and James A. Graner as Proxies, each of them acting in the absence of the other, with full power of substitution, to vote your shares as specified on the reverse side and at their discretion on any other matter which may properly come before the Annual Meeting or any adjournment thereof.

SEE REVERSE FOR VOTING INSTRUCTIONS.

There are three ways to vote your Proxy

Your telephone or Internet vote authorizes the named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE — TOLL FREE — 1-800-560-1965 — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until 12:00 noon (CT) on April 19, 2007.

- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions on the taped voice message to vote your shares.

VOTE BY INTERNET — http://www.eproxy.com/ggg/ — QUICK ★★★ EASY ★★★ IMMEDIATE

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 noon (CT) on April 19, 2007.

- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records, create an electronic ballot and vote your shares.

VOTE BY MAIL

Mark, sign and date your proxy card and return the card in the postage-paid envelope we've provided or return it to Graco Inc., c/o Shareowner Services^{SM}, P.O. Box 64873, St. Paul, MN 55164-0873.

If you vote by Phone or Internet, please do not mail your Proxy Card

Please detach here

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of Directors: NOMINEES: 01 J. Kevin Gilligan   03 William G. Van Dyke   ☐ FOR ALL   ☐ WITHHOLD
                                      02 Mark H. Rauenhorst   (except as marked)   FOR ALL

(INSTRUCTION: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm   ☐ For   ☐ Against   ☐ Abstain

3. Approval of the Executive Officer Annual Incentive Bonus Plan   ☐ For   ☐ Against   ☐ Abstain

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. A properly executed proxy will be voted in the manner directed by the person(s) signing below. If you make no choice, your proxy will be voted "FOR" Items 1, 2 and 3.

Address Change? Mark Box ☐ Indicate changes below: Date _____, 2007

Signature(s) in Box
Please sign exactly as your name(s) appears at left. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.



GRACO

March 6, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: Graco Inc.
Proxy Statement for 2007 Annual Meeting and Proxy Card
File No. 001-9249
CIK No. 0000042888

Ladies and Gentlemen:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, enclosed for filing is the Proxy Statement and card to be used by Graco Inc. in connection with its 2007 Annual Meeting of Shareholders.

Yours very truly,

Karen Park Gallivan
Vice President, General Counsel and Secretary

Enclosures

cc: New York Stock Exchange
VIA FEDERAL EXPRESS

Society of Corporate Secretaries and Governance Professionals (1 printed copy)